Pinnacle Airlines Corp.
1689 Nonconnah Boulevard, Suite 111
Memphis, TN 38132

August 2, 2010

VIA FEDEX AND EDGAR

Ms. Linda Cvrkel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pinnacle Airlines Corp.
Form 10-K for the year ended December 31, 2009
File Date: February 26, 2010

Dear Ms. Cvrkel:

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated July 19, 2010, regarding the above-referenced Form 10-K of Pinnacle Airlines Corp. (the "Company" or "Registrant").

The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the subject filings;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking action with respect to the subject filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the laws of the United States.

For your convenience, we have included the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Page references in our responses below correspond to the page numbers in Form 10-K, as applicable.

Annual Report on Form 10-K for the Year Ended December 31, 2009

Financial Statements, page 56

Consolidated Statement of Cash Flows, page 61

1.
We refer to the line items “debt retired with insurance proceeds,” and “debt retired with auction rate securities proceeds” under noncash investing and financing activities.  It is unclear as to why cash received from your insurance company and from the sale or liquidation of auction rate securities was then paid out to retire debt is reflected as a noncash activity.  Please explain why the receipt of such proceeds and subsequent cash payment to retire debt is not reflected in financing and investing activities in your statement of cash flows.

Response:

Debt Retired with Insurance Proceeds

On February 12, 2009, one of the Company’s Q400 aircraft was involved in an accident in which the aircraft was destroyed.  The Company was entitled to insurance proceeds of $19.0 million related to the aircraft.  The purchase price of the aircraft was financed by Export Development Canada (“EDC”).  At the time of the accident, the Company’s remaining outstanding debt related to this aircraft was $15.4 million.  After the accident, as required by the financing agreement, the insurance broker paid $15.4 million directly to EDC to retire the related debt, and paid the remaining $3.6 million to the Company.  As such, the $15.4 million used to retire the debt is shown as a noncash financing activity as the proceeds were never received by the Company.  The $3.6 million is classified under investing activities as “insurance proceeds related to property and equipment.”

Debt Retired with Auction Rate Securities Proceeds

Prior to August 2009, the Company’s investment portfolio consisted primarily of auction rate securities (“ARS”).  Throughout most of 2008 and 2009, there was no active trading market for ARS.  While the ARS market remained illiquid, the financial institution that originally sold the ARS to the Company (the “Financial Institution”) provided a revolving term loan to the Company collateralized by our ARS portfolio that allowed for advances of up to $90 million (the “Credit Facility”).

During 2009, several of the ARS were partially redeemed, resulting in gross cash proceeds of $6.5 million.  Per the terms of the Credit Facility, any proceeds from redemptions were restricted and held in a collateral account by the Financial Institution until a portion of the Credit Facility was repaid.  During 2009, the Company repaid $5.2 million of the Credit Facility using this restricted cash from ARS redemptions.  See below for detail (in thousands):

Gross proceeds from ARS partial redemptions	$6,450
Amounts repaid on the Credit Facility	5,167
Net proceeds received by the Company	$1,283

In August 2009, the Company sold its portfolio of ARS to the Financial Institution for gross proceeds of $111.3 million.

At the time of the sale, $84.8 million remained outstanding on the Credit Facility.  The gross proceeds from the sale of the ARS were also restricted until the Credit Facility was repaid in full.  The Company received unrestricted net cash proceeds of $26.5 million, which represented the excess of the proceeds from the ARS sale over the amount owed on the Credit Facility.  See below for calculation (in thousands):

Gross proceeds from sale of ARS portfolio to the Financial Institution	$111,320
Amounts owed on the Credit Facility	84,833
Net cash proceeds received by the Company	$26,487

The net unrestricted cash received of $27.8 million was classified as “proceeds from auction rate securities redemptions and sales” in the investing activities section of the cash flow statement.

Exhibit 12, page 107

2.
Since your ratio of earnings to fixed charges is less than 1 for the year ended December 31, 2008, please revise future filings to eliminate disclosure of this ratio for 2008 and disclose the dollar amount of the company’s deficiency of earnings to cover fixed charges for this period.  Refer to the guidance in Instruction 2 to Item 503(d) of Regulation S-K.

Response:

We have reviewed Instruction 2 to Item 503(d) of Regulation S-K and agree with the Staff’s comment.  We have included a ratio of earnings to fixed charges in our 10-K filings since 2005, when we issued our 3.25% senior convertible notes.  In February 2010, we repurchased the Notes in their entirety.  Therefore, we currently do not expect the ratio of earnings to fixed charges to be required in our future 10-K filings.

Schedule 14A
Compensation Discussion and Analysis, page 19

3.
We note your disclosure regarding base salary, annual incentives, and long-term incentives.  For example, we note that you use corporate-wide objectives, such as achieving pre-determined levels of income, for executive officers in determining their annual incentives.  We also note your use of individual performance in determining long-term equity incentives.  In future filings, please include qualitative and quantitative disclosure regarding the determination of targets and targets actually reached.  Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(b) of Regulation S-K.  To the extent you believe that disclosures of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response:

Although our annual incentive plan is performance-based, each element of performance is assigned a "weight" in advance.  Based upon the weight assigned to the particular corporate-wide objectives, as well as the total discretion exercised by the Compensation Committee in utilizing the particular elements to reach their compensation decisions, we do not believe that any greater specificity would have been material to our shareholders' understanding of the basis for annual incentive compensation of our executive officers.  As to long-term equity incentives, we do not use specified “individual performance” objectives in determining awards; rather, the Compensation Committee exercises its discretion in making such determinations on an annual basis.  Vesting of awarded options and shares is not dependent upon the achievement of “individual performance” objectives, but depends only upon the passage of time as an employee.  Nevertheless, as requested in the Staff’s comment, in future filings of Schedule 14A we will: (a) include material qualitative and quantitative disclosures regarding the determination of targets and the targets actually reached as they relate to annual incentives; or (b) to the extent we believe disclosure of the targets is not required because it would result in competitive harm, comply with Instruction 4 to Item 402(b) of Regulation S-K and provide a detailed explanation for such conclusion.

*   *   *   *   *

Please direct any further questions or comments concerning this response letter to the undersigned at (901) 348-4262. Thank you for your assistance in this matter.

Sincerely,

/s/ Peter D. Hunt

Peter D. Hunt
Vice President and Chief Financial Officer
Pinnacle Airlines Corp.